Exhibit 99.3

Consolidated Financial Statements

Transition Therapeutics Inc.

For the three and six-month periods ended December 31, 2008

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2008	June 30, 2008
ASSETS
Current
Cash and cash equivalents [note 3]	19,183,981	22,952,865
Held-to-maturity investments [note 3]	36,616,029	40,710,765
Available-for-sale investments [note 8]	930,905	—
SCT receivable [note 8]	—	1,650,000
Due from Eli Lilly and Company [note 5]	1,128,219	472,220
GST receivable	392,050	278,784
Investment tax credits receivable	889,922	693,057
Prepaid expenses and deposits	1,256,879	974,426

Total current assets	60,397,985	67,732,117
Capital assets, net	855,573	958,689
Intangible assets [notes 6 and 7]	25,847,604	26,185,155

	87,101,162	94,875,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,317,737	1,576,190
Due to Elan Pharma International Limited [note 4]	2,522,310	1,795,242

Total current liabilities	4,840,047	3,371,432
Deferred revenue [notes 4 and 5]	27,736,750	27,736,750
Leasehold inducement	74,308	80,024

Total liabilities	32,651,105	31,188,206

Research and development commitments [note 11]
Guarantees [note 12]
Shareholders’ equity
Common shares	160,471,098	160,262,540
Contributed surplus	4,501,050	4,492,251
Stock options	4,263,841	3,093,735
Accumulated other comprehensive loss	(719,095)	—
Deficit	(114,066,837)	(104,160,771)

Total shareholders’ equity	54,450,057	63,687,755

	87,101,162	94,875,961

See accompanying notes

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

	Six-month period ended December 31, 2008	Six-month period ended December 31, 2007	Three-month period ended December 31, 2008	Three-month period ended December 31, 2007
	$	$	$	$
REVENUES
Licensing fees	—	1,596,722	—	1,563,911

	—	1,596,722	—	1,563,911

EXPENSES
Research and development	8,919,858	5,245,922	5,137,810	2,480,123
General and administrative	3,171,822	2,838,380	1,623,724	1,506,199
Amortization	1,482,397	1,323,224	691,168	663,906
Foreign exchange gain	(2,918,176)	(220,587)	(2,232,927)	(191,557)
Loss on disposal of capital assets	10,294	—	—	—

	10,666,195	9,186,939	5,219,775	4,458,671

Loss before the following:	(10,666,195)	(7,590,217)	(5,219,775)	(2,894,760)
Interest income from held-to-maturity investments	760,129	1,289,031	346,505	692,552
Gain on note receivable [note 8]	—	650,000	—	650,000

Net loss for the period	(9,906,066)	(5,651,186)	(4,873,270)	(1,552,208)

Basic and diluted net loss per common share [note 9[b]]	(0.43)	(0.25)	(0.21)	(0.07)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the six-month period ended December 31, 2008 and year ended June 30, 2008

(Unaudited)

	Number of Shares	Share Capital	Contributed Surplus	Stock Options	Deficit	Accumulated Other Comprehensive Loss	Total Deficit and Other Comprehensive Loss	Total Shareholders’ Equity
	#	$	$	$	$	$	$	$
Balance, July 1, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	—	(89,691,569)	50,322,897

Adjustment to opening deficit for change in accounting policy related to financial instruments	—	—	—	—	1,650,000	—	1,650,000	1,650,000
Issued pursuant to private placement, net	1,736,107	23,968,567	—	—	—	—	—	23,968,567
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc.	174,123	1,890,976	—	—	—	—	—	1,890,976
Stock options exercised or cancelled	45,736	414,679	4,499	(166,534)	—	—	—	252,644
Stock-based compensation expense	—	—	—	1,721,873	—	—	—	1,721,873
Net loss and comprehensive loss for the year	—	—	—	—	(16,119,202)		(16,119,202)	(16,119,202)

Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	—	(104,160,771)	63,687,755

Net loss for the six-month period ended December 31, 2008	—	—	—	—	(9,906,066)	—	(9,906,066)	(9,906,066)
Unrealized loss on available-for-sale investments [note 8]	—	—	—	—	—	(719,095)	(719,095)	(719,095)

Total Other Comprehensive income (loss)	23,186,707	160,262,540	4,492,251	3,093,735	(114,066,837)	(719,095)	(114,785,932)	53,062,594
Stock options exercised, expired or cancelled [note 9[c]]	28,453	208,558	8,799	(91,806)	—	—	—	125,551
Stock-based compensation expense [note 9[c]]	—	—	—	1,261,912	—	—	—	1,261,912

Balance, December 31, 2008	23,215,160	160,471,098	4,501,050	4,263,841	(114,066,837)	(719,095)	(114,785,932)	54,450,057

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended December 31, 2008	Six-month period ended December 31, 2007	Three-month period ended December 31, 2008	Three-month period ended December 31, 2007
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(9,906,066)	(5,651,186)	(4,873,270)	(1,552,208)
Add (deduct) items not involving cash:
Amortization of:
capital assets	98,623	119,133	49,770	59,928
intangible assets	1,468,831	1,293,084	683,937	648,473
leasehold inducement	(5,716)	(5,716)	(2,858)	(2,858)
Stock-based compensation expense	1,261,912	684,170	618,364	359,380
Gain of company transferred under contractual arrangement	—	(650,000)	—	(650,000)
Loss on disposal of capital assets	10,294	—	—	—
Unrealized foreign exchange (gain) loss	(1,815,088)	26,150	(1,714,414)	12,968
Accrued interest on held-to-maturity investments	(277,634)	(664,566)	(248,810)	(460,232)
Net change in operating assets and liabilities [note 10]	220,032	4,308,794	1,235,990	5,882,782

Cash provided by (used in) operating activities	(8,944,812)	(540,137)	(4,251,291)	4,298,233

INVESTING ACTIVITIES
Maturity of short-term investments	164,334,463	202,906,278	46,750,925	41,670,570
Purchase of short-term investments	(158,990,674)	(214,446,806)	(50,844,858)	(53,916,928)
Purchase of capital assets	(53,962)	(10,157)	(10,645)	(6,910)
Purchase of intangible assets [note 6]	(1,131,280)	—	—	—
Proceeds on disposal of capital assets	48,161	—	—	—
Cash received from company transferred under contractual arrangement	—	650,000	—	650,000

Cash provided by (used in) investing activities	4,206,708	(10,900,685)	(4,104,578)	(11,603,268)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	125,551	24,046,496	—	8,050

Cash provided by financing activities	125,551	24,046,496	—	8,050

Impact of foreign exchange on cash and cash equivalents	843,669	(13,885)	654,344	(673)

Net increase (decrease) in cash and cash equivalents during the period	(3,768,884)	12,591,789	(7,701,525)	(7,297,658)
Cash and cash equivalents, beginning of period	22,952,865	1,377,387	26,885,506	21,266,834

Cash and cash equivalents, end of period [note 3]	19,183,981	13,969,176	19,183,981	13,969,176

See accompanying notes

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. [“Waratah”]. These consolidated financial statements also include the results of Transition Therapeutics (USA) Inc. a wholly-owned subsidiary which was incorporated on July 14, 2008.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2008 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2008 except for the accounting policies discussed in note 2.

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2008, the Company adopted the following new accounting policies: CICA Handbook Section 1400, General Standards of Financial Statement Presentation, CICA Handbook Section 1535, Capital Disclosures; CICA Handbook Section 3862, Financial Instruments – Disclosures; and CICA Handbook Section 3863, Financial Instruments – Presentation.

CICA Handbook Section 1535, Capital Disclosures requires disclosure of the Company’s objectives, policies and processes for managing capital and compliance with any capital requirements, and, in case of non-compliance, the consequences of such non-compliance. Note 14 has been added to the Company’s consolidated financial statements regarding these disclosures.

CICA Handbook Section 3862, Financial Instruments – Disclosures provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Note 15 has been added to the Company’s consolidated financial statements regarding these required disclosures.

CICA Handbook Section 3863, Financial Instruments – Presentation, provides standards for the presentation of financial instruments and non-financial derivatives. The adoption of this standard does not have an impact on the presentation of the Company’s financial instrument disclosures.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

Recent Canadian accounting pronouncements:

CICA Section 3064, Goodwill and Intangible Assets

This pronouncement replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). These changes are effective for years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting this new standard.

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this new standard on the consolidated financial statements.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this standard as to potential impact and the date at which the Company will adopt the new standard.

3. CASH AND CASH EQUIVALENTS AND HELD-TO-MATURITY INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The annualized rate of return on these funds at December 31, 2008 was 2.8% [June 30, 2008 – 3.4%]. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Held-to-maturity investments consist of bankers’ acceptances and medium term note debentures totaling $36,616,029 at December 31, 2008 with effective interest rates between 1.45% and 3.56% and maturity dates between January 5, 2009 and October 23, 2009. The fair value of the held-to-maturity investments at December 31, 2008 is $36,705,775 [June 30, 2008 – $40,710,765].

Cash and cash equivalents consist of the following:

	December 31, 2008	June 30, 2008
	$	$
Cash	6,187,339	6,155,340
Cash equivalents	12,996,642	16,797,525

	19,183,981	22,952,865

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

4. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company has received upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Each party’s cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of ELND005 (AZD-103). Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

During fiscal 2008, the Company received the second upfront payment of $7,284,000 (US$7,500,000) from Elan, and also received a milestone payment of $5,015,500 (US$5,000,000) for the initiation of the Phase II clinical study which was announced December 21, 2007. These payments, totaling $12,299,500 (US$12,500,000) have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At December 31, 2008, the Company has received a total of $20,719,750 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage, the Company would owe Elan approximately US$1.5 million for post Phase II development costs incurred up to December 31, 2008. These costs have not been recorded as an expense or a liability at December 31, 2008 as the Company has not yet made a decision as to its participation.

At December 31, 2008, under the terms of the agreement, the Company owes Elan $2,522,310 for costs incurred during the three-month period ending December 31, 2008 relating to the on-going Phase II clinical trial [June 30, 2008 - $1,795,242]. This amount has been recorded as a liability at December 31, 2008 and is expected to be paid during the three-month period ending March 31, 2009.

5. LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 13, 2008, Eli Lilly and Company (“Lilly”) and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program through to 1 year after commercialization. Upon completion of this trial, Lilly will be responsible for the costs of further development activities and the commercialization of all gastrin based therapeutic products worldwide. The Company’s costs will be limited to the participation in the joint development committee.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

During the fourth quarter of fiscal 2008, the Company received the upfront payment of $7,017,000 (US$7,000,000) from Lilly which was recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At December 31, 2008 the Company has a receivable from Lilly in the amount of $1,128,219 for costs incurred under the agreement in connection with the Phase II clinical trial [June 30, 2008 - $472,220].

6. ACQUISITION OF ASSETS FROM FORBES MEDI-TECH (RESEARCH) INC.

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). These newly acquired discovery projects and other early-stage internal projects will be the focus of a group of research scientists and will operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc. which was incorporated on July 14, 2008.

In consideration for the acquisition of these assets and intellectual property rights, Transition paid Forbes US$1 million, and will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

Total consideration for the purchased assets, including acquisition costs, was $1,131,280. Based on the relative fair values of all the assets acquired, the total consideration paid has been recorded as one asset group of compounds, technology and patents acquired from Forbes. The compounds, technology, and patents acquired from Forbes will be amortized over 20 years which estimates the remaining useful life of the assets acquired.

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31, 2008
	Cost	Accumulated amortization	Net book value
	$	$	$
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees and prepaid royalties paid to General Hospital Corp.(“GHC”)	778,691	92,840	685,851
Technology, workforce and patents acquired from Protana	4,412,594	2,909,058	1,503,536
Technology, products and patents acquired from ENI	16,135,399	3,632,572	12,502,827
Patent portfolio	386,000	212,067	173,933
Compounds acquired from NeuroMedix	11,085,259	1,213,812	9,871,447
Compounds, technology and patents acquired from Forbes [note 6]	1,131,280	21,270	1,110,010

	73,866,140	48,018,536	25,847,604

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

	June 30, 2008
	Cost	Accumulated amortization	Net book value
	$	$	$
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees and prepaid royalties. paid to GHC	778,691	65,214	713,477
Technology, workforce and patents acquired from Protana	4,412,594	2,390,969	2,021,625
Technology, products and patents acquired from ENI	16,135,399	3,138,837	12,996,562
Patent portfolio	386,000	173,467	212,533
Compounds acquired from NeuroMedix	11,085,259	844,301	10,240,958

	72,734,860	46,549,705	26,185,155

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2009 (balance of the fiscal year)	1,367,810
2010	2,756,097
2011	2,148,788
2012	1,838,036
2013	1,838,036
Thereafter	15,898,837

25,847,604

The amortization of all intangible assets relates to the research and development efforts of the Company.

8. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed a Share Purchase Agreement (the “Agreement”) to sell one of its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. (“SCT”), whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

During the three-month period ending December 31, 2008, Stem Cell Therapeutics Corporation [“Stem Cell”] elected to make the final payment of $1,650,000 in the form of Stem Cell common shares from treasury. Pursuant to the terms of the agreement, the shares were issued at a price of approximately $0.07 per Stem Cell share resulting in Transition receiving 23,272,633 freely tradable Stem Cell common shares, representing approximately 18.35% of the post issuance outstanding common shares of Stem Cell. The shares received are the only shares that Transition owns of Stem Cell and the Company does not intend to acquire any additional Stem Cell shares in the future. The Stem Cell shares have been classified as available-for-sale investments and at December 31, 2008, the Company recognized an unrealized loss of $719,095 through other comprehensive loss account.

Subsequent to the six-month period ending December 31, 2008, the Company disposed of all its shares of Stem Cell. The Company received net proceeds of approximately $1,381,000 and will recognize a loss on disposal of approximately $269,000 during the third quarter ending March 31, 2009.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

9. SHARE CAPITAL

[a]	Authorized

At December 31, 2008, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b]	Common shares issued and outstanding during the period

The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the six month period ended December 31, 2008 is 23,129,305 [six-month period ended December 31, 2007 – 22,970,679] and for the three-month period ended December 31, 2008 is 23,215,160 [three-month period ended December 31, 2007 – 23,079,242].

The outstanding options to purchase common shares of 1,880,325 [three-month period ended December 31, 2007 – 773,769] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

[c]	Stock Options

Stock options	#	$	Weighted Average Exercise Price $
Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02
Stock options issued	1,345,266	—	13.59
Stock options exercised	(45,736)	(162,035)	5.52
Stock options expired	—	—	—
Stock options forfeited or cancelled	(35,150)	(4,499)	8.51
Stock based compensation expense	—	1,721,873	—

Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77
Stock options issued [i]	54,800	—	8.43
Stock options exercised [ii]	(28,453)	(83,007)	4.41
Stock options expired [iii]	(4,444)	(8,799)	3.15
Stock options forfeited or cancelled [iv]	(11,841)	—	12.17
Stock based compensation expense	—	1,261,912	—

Stock options outstanding, December 31, 2008	1,880,325	4,263,841	11.82

[i]	The fair value of the stock options issued during the six-month period ended December 31, 2008 is $222,008 [six-month period ended December 31, 2007 - $1,685,487].

[ii]	During the six-month period ending December 31, 2008, 28,453 stock options were exercised [six-month period ended December 31, 2007 – 14,294]. These stock options had a recorded value of $83,007 [six-month period ended December 31, 2007- $42,590] and resulted in cash proceeds to the Company of $125,551 [six-month period ended December 31, 2007 - $77,929].

[iii]	During the six-month period ending December 31, 2008, 4,444 stock options expired unexercised [six-month period ended December 31, 2007 – nil]. These expired stock options had a fair value of $8,799 which has been reclassified to contributed surplus.

[iv]	During the six-month period ending December 31, 2008, 11,841 stock options were forfeited [six-month period ended December 31, 2007 – 28,595]. These forfeited stock options had a fair value of $72,923 [six-month period ended December 31, 2007 - $152,829] and these options were not vested at the time of forfeit.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2008 are $22,217,243 [June 30, 2008 - $22,005,602].

10. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	Six-month period ended December 31, 2008	Six-month period ended December 31, 2007	Three-month period ended December 31, 2008	Three-month period ended December 31, 2007
	$	$	$	$
Due from Lilly	(655,999)	—	785,286	—
GST receivable	(113,266)	232,848	(66,674)	95,640
Investment tax credits receivable	(196,865)	(78,964)	(94,761)	(83,940)
Prepaid expenses and deposits	(282,453)	61,281	(618,068)	34,473
Accounts payable and accrued liabilities	741,547	(1,624,352)	768,020	66,643
Due from Elan	727,068	30,703	462,187	49,877
Deferred revenue	—	5,687,278	—	5,720,089

	220,032	4,308,794	1,235,990	5,882,782

Supplemental cash flow information
Interest paid	—	2,224	—	—
Income tax paid	—	—	—	—

11. RESEARCH AND DEVELOPMENT COMMITMENTS

At December 31, 2008, the Company is committed to aggregate expenditures of $25,000 [June 30, 2008 - $45,000] under its collaboration agreements. In addition, at December 31, 2008, the Company is committed to aggregate expenditures of approximately $3,146,000 [June 30, 2008 - $5,868,000] for clinical and toxicity studies to be completed during fiscal 2009 and approximately $119,000 [June 30, 2008 – $104,000] for manufacturing agreements.

12. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

13. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada and the United States.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

14. CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or through revenues derived from their existing or future strategic partnerships. Management will raise capital when market conditions are favorable to the existing shareholders or as capital is required to fund its development and commercialization activities. Management attempts to balance their need for additional capital with the goal of increasing shareholder value.

The Company considers cash, cash equivalents, held-to-maturity investments, accounts payable and accrued liabilities in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the six-months ended December 31, 2008 from the fiscal year ended June 30, 2008.

15. FINANCIAL INSTRUMENTS

[a]	Categories of financial assets and liabilities

Under CICA Section 3862, Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. The Company has classified its cash equivalents and short-term investments as “held-to-maturity” which are measured at amortized cost using the effective interest method. The Company has classified the Stem Cell shares as “available-for-sale investments” and they are measured at fair value with reevaluation gains and losses included in the statement of shareholders equity and other comprehensive loss. The Company has classified the amounts due from Lilly as “loans and receivables” and its accounts payable as “other financial liabilities” both of which are measured at amortized cost.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of held-to-maturity investments is determined based on information provided by the Company’s investment broker who determines fair value based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were redeemed on that day. Management regularly reviews the activity and stability of their investment issuers and prevailing interest rates to ensure that the fair value information provided by their broker appears reasonable. The fair value of the Stem Cell shares, classified as available-for-sale investments, was determined using the TSX Venture Exchange’s closing trading price of $0.04 per share on December 31, 2008.

[b]	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, including foreign exchange and interest rate risks, credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

[i]	Foreign exchange risk:

The Company operates in Canada and the United States and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

Balances in foreign currencies at December 31, 2008 and June 30, 2008 are approximately:

	December 31, 2008	June 30, 2008
	US$	US$
Cash and cash equivalents	4,254,507	8,480,116
Held-to-maturity investments	9,497,213	8,337,657
Due from Lilly	926,288	463,097
Accounts payable and accrued liabilities	(573,203)	(98,095)
Due to Elan	(2,070,858)	(1,760,559)

	12,033,947	15,422,216

At December 31, 2008, the Company also has exposure to foreign exchange risk relating to the Euro as it has an amount payable of €165,000.

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At December 31, 2008, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the six-month period ended December 31, 2008 would have decreased by approximately $1,008,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the period would have increased by approximately $1,008,000.

[ii]	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash equivalents and held-to-maturity investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company’s cash equivalents and held-to-maturity investments at December 31, 2008, a 1% change in market interest rates would have an impact of approximately $275,000 on the Company’s interest income for the six-month period ended December 31, 2008.

[iii]	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The maximum exposure to credit risk of the Company at period end is the carrying value of its cash, cash equivalents, held-to-maturity investments, amounts receivable and due from Lilly.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Held-to-maturity investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At December 31, 2008, cash, cash equivalents and held-to-maturity investments are spread amongst six Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against amounts receivable.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

[iv]	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash equivalents and held-to-maturity investments have maturities less than one year.

At December 31, 2008 the Companies financial liabilities which include accounts payable and accrued liabilities and amounts due to Elan are current and will be repaid within 1 to 3 months.

16. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.